

May 19, 2021

Michael McConnell
Chief Executive Officer
EzFill Holdings, Inc.
2125 Biscayne Blvd, #309
Miami, Fl. 33137

> **Re: EzFill Holdings, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted April 21, 2021**
> **CIK No. 0001817004**

Dear Mr. McConnell:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Cover Page

1. We note your response to our prior comment 3 and reissue in part. We note your disclosure that you have applied to list your common stock on Nasdaq. Please revise to identify the trading symbol for your securities on such market. If your offering is not conditioned upon listing approval, please state as much and provide disclosure in your risk factors about the lack of liquidity available to purchasers in this offering. Refer to Item 501(b)(4) of Regulation S-K.

Business , page 26

2.   We note that you recently entered into a Technology License Agreement. Please revise this section to discuss this agreement in greater detail to include how it will affect your business and operations. We also note that the agreement contains a revenue sharing provision. Please discuss this provision and its potential impact on your current and future revenue streams.

Consolidated Statements of Operations, page F-4

3.   Please separately present revenue from delivery fees and revenue from gasoline sales in your statement of operations. See Rule 5-03(b)(1) of Regulation S-X.

You may contact Tatanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services